T&G Apothecary, Inc.
906 Thayer Drive
Gahanna, OH, 43230

September 8, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Pamela A. Long

Re:           T&G Apothecary, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 8, 2011
File No. 333-173359

Dear Ms. Long:

I write on behalf of T&G Apothecary, Inc., (the “Company”) in response to Staff’s letter of June 23, 2011, by Pamela A. Long,  Assistant Director, Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed June 23, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.  We note your response to comment one in our letter dated May 2, 2011.  While we note that the selling shareholders have reduced the number of shares being registered for resale to approximately 15 percent of the issued and outstanding shares, and your representation that the selling shareholders are not in the business of underwriting securities, we remain concerned that the selling shareholders might be acting as a conduit for the company and that this is a primary offering on behalf of the company. Specifically, we note your representations that the selling shareholders have held their shares for four months and that the shares being registered for resale by the selling shareholders represent 40 percent of the outstanding shares held by non-affiliates.  Please provide us with your analysis as to how these two factors (the length of the holding period and the number of shares) impact your ability to use Rule 415(a)(1)(i) in view of the guidance in Question 612.09 of the Division’s Compliance & Disclosure Interpretations for Securities Act Rules.  Please provide a detailed response.  In your response, please also describe the nature of the relationships between the selling shareholders and your executive officers.

In response to this comment, the Company believes that both the length of time during which the selling shareholders have held the shares prior to an effective registration statement and the duration of time that they expect to hold their shares after an effective registration statement demonstrate that the selling shareholders are not underwriters who purchased the securities with intent to distribute them.

The Length of the Holding Period

The Company believes that the Staff's guidance in Securities Act Forms Compliance and Disclosure Interpretation Question 116.19, that a valid secondary offering may occur immediately following the closing of a private placement so long as the investors are at “market risk” is particularly instructive on the timing element in Question 612.09.  The shares were issued pursuant to a valid private placement under Rule 504 of Regulation D of the Securities Act, and the investors have bore the market risk of their investment since they signed binding subscription agreements in January of 2011.  The selling shareholders purchased their shares as an investment in the Company’s business model.  The offering circular delivered to the selling shareholders in connection with the 504 private offering contained detailed disclosures of the start-up nature of the enterprise, including the need to further develop the Company’s products and the Company’s expectation that its online distribution plans would not ripen until March of 2012.  The subscription agreements that were executed made specific representations to the Company that they were acquiring the shares for their own accounts and not with a view towards, or for resale in connection with, a public sale or distribution. The selling shareholders fully appreciated the nature of the business and displayed genuine investment intent in the Company by taking the risk to invest.

Moreover, given that there is no market in the Company’s common stock, as a practical matter, the selling shareholders further understood that they would continue to bear the risk of their investment for some time.  The selling shareholders purchased shares in a private company with no trading market.  Thus, they purchased without any assurance that a trading market in the Company’s stock would ever develop. The Company believes that the exposure to such market risk distinguishes the selling shareholders from an underwriter, and that the offering contemplated by the registration statement on behalf of such stockholders meets the requirements of Rule 415(a)(1)(i).

The Number of Shares

It is important to note that the circumstances under which the selling shareholders acquired their respective shares covered by the registration statement do not present the same abusive concerns as “toxic convertible” transactions that the Company believes the Staff had in mind when it invoked Rule 415 to express its objection to a number of PIPE transactions by micro-cap companies. Based on the Company’s understanding, in many of these “toxic convertible” transactions, an issuer would commit to issuing shares at a conversion or exercise price that floated in accordance with the market price of the issuer’s underlying common stock. When the transaction was announced, the stock prices typically fell which led to the issuer having to issue significant blocks of stock, in many cases well in excess of 100% of the shares previously outstanding. In these “toxic convertible” transactions, existing investors or investors who purchased shares after the announcement of the transaction frequently faced downward pressure on the value of their investments.

The Company contrasts this type of toxic convertible transaction with a run of the mill sale of only 15% of the Company’s issued and outstanding shares.  None of the securities issued by the Company contain the types of provisions included in the “toxic convertible” securities discussed above. None of the selling stockholders is acting on behalf of the Company with respect to the shares being registered for resale under the registration statement, and the Company has no contractual, legal or other relationship with any of the selling stockholders that would control the timing, nature and amount of resales of such shares or whether such shares are even resold at all under the registration statement.  In addition, the Company would not receive any of the proceeds from any resales of such shares by any selling stockholders under the registration statement.  Rather, all proceeds received from any such resales would accrue to the benefit of the selling stockholders.

We also note that, to our knowledge, none of the selling stockholders is a member of a “group” with any other selling stockholder within the meaning of Section 13(d)(3)of the Exchange Act or Rule 13d-5(b) thereunder.  Nor is the Company aware of any information that would lead it to conclude that the selling stockholders are not acting independently of one another. The selling shareholders are all friends, family and business associates of management of the Company that invested in the Company’s business plan with no ambition to act in concert as an underwriter to distribute their shares.

For these reasons and those supplied in the Company’s prior response to the initial comment letter, the Company respectfully submits that the selling shareholders have evinced investment intent and are not acting with a view to distribute the shares as a conduit for the Company.  The instant offering is a properly characterized as a secondary offering.

2.  We note your response to comment two in our letter dated May 2, 2011; however, we reissue the comment.  In SEC Release No. 33-6932 (April 13, 1992), the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.”  We note your analysis as to whether Rule 419 applies to your offering consists of a representation that you are in the business of developing and selling personal care products for women and that you have a specific business plan and purpose.  However, your business plan, as currently disclosed in your MD&A, is relatively undeveloped.  You provide general information regarding certain steps you will take to implement your business plan, but do not provide a timeline for completing each step or a plan for financing your business plan, the cost of which you estimate to be approximately $200,000.  Please expand your analysis to provide a detailed explanation as to why Rule 419 does not apply to this offering.  In providing the analysis, please specifically discuss your business plan for the next twelve months and your day-to-day operations.  Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

In response to this comment, the Company has a specific business plan and purpose and has no intention of looking for another business or asset to acquire to conflict with that business.  It would be misleading to revise the registration statement to state otherwise. As requested, the Company has revised its disclosures to better explain the steps, timing and cost to implement its business plan.

3.  Please note the updating requirements of Rule 8-02 of Regulation S-X.

In response to this comment, the Company included June 30, 2011 financials in Amendment No. 2 to the Registration Statement.

4.  We note that you have restated your Statement of Cash Flows in response to comment 26 from our letter dated May 2, 2011.  Please revise your financial statements to address the following:

▪	include an explanatory paragraph in the reissued audit opinion and consider whether the audit opinion should be dual dated;

▪	provide the disclosures required by ASC 250-10-50-7 through 50-10;

▪	fully update all affected portions of the document, including MD&A and selected financial data; and

▪	Clearly indicate on the column heading for your statement of cash flows that the amounts presented have been restated.

In response to this comment, the Company informs the Commission that pursuant to additional research performed with respect to the nature of restricted cash, the Company’s position is that the balance previously classified as Restricted Cash is more accurately classified as Cash and Cash Equivalents, due to the fact that there are no legal restrictions on the usage of the cash funds.  Because of this, the Company has made the correcting reclassification edits to the financial statements and related disclosures.

Our auditors have taken the opinion that because the revision is simply one of reclassification, a reissued audit opinion with an explanatory paragraph is not necessary.

Summary, page 5

5.  We note your response to comment four in our letter dated May 2, 2011; however, we reissue the comment in part.  Please clearly disclose in this section that you have no operations.  Additionally, please briefly state what steps you have taken to develop your product line.

In response to this comment, the Company has had limited operations to date.  This statement along with the steps taken to develop the Company’s products have been included in the Summary section.

Risk Factors, page 6
We depend upon our trademarks and proprietary rights, . . . ., page 13

6.  We note your response to comment 13 in our letter dated May 2, 2011 where you state on page 25 that you do not have any patents pending for your formulations and that you do not have a registered trademark or any other intellectual property.  Please revise this risk factor accordingly.

In response to this comment, the Company revised its risk factor to state that the Company does not have any patents pending or other intellectual property protection.

Selling Shareholders, page 16

7.  We note your response to comment six in our letter dated May 2, 2011; however, we reissue the comment.  In this section, please disclose whether the selling shareholders purchased or received the securities to be resold in the ordinary course of business, and at the time of purchase or receipt of these securities, the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

In response to this comment, the Company does not understand the statement “purchased or receive the securities to be resold in the ordinary course of business” but clarified in its disclosure that at the time of purchase no selling shareholder had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

8.  The Selling Shareholder table suggests that the selling shareholders are offering more shares for resale than they currently hold, and that they will continue to hold shares upon completion of this offering.  Please revise the table to correctly reflect the number of shares each selling shareholder owns prior to the offering, the number of shares he or she is offering and the number of shares and percentage owned after completion.  Furthermore, please ensure that the total amount of shares to be offered is equal to the amount you are registering.  You are currently registering 1.2 million shares, but the table indicates that selling shareholders are offering 1.8 million shares.

In response to this comment, the Company revised the table to read correctly.

9.  Please include a row in the Selling Shareholder table that indicates the total for each column.

In response to this comment, the Company included a row to indicate the totals for each column.

Description of Business, page 23

10. We note your response to comment 12 in our letter dated May 2, 2011; however, we reissue the comment.  As previously requested, please disclose the following in your filing, in accordance with Item 101(h) of Regulation S-K.

▪	the methods of competition, such as the bases upon which you will compete with the prestige market brands;

▪	the effect dsuch as the regulations promulgated by the Federal Trade Commission and the Food and Drug Administration that you discuss on page 12;

▪	the number of total employees and full-time employees, taking Mr. Stupprich into consideration.

In response to this comment, the Company revised its disclosures to address the bulleted items.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

11. We note your response to comment 17 in our letter dated May 2, 2011; however, we reissue the comment in part.  Please revise your disclosure to provide a specific plan of operation for the next 12 months by providing a detailed description of your business plan, including each business activity and the steps you will take to implement each aspect of your business plan in chronological order.  For each step necessary to implement your business plan, please provide a timeline for completion, including the month and year you expect to complete each step and begin selling your products, and disclose the costs associated with completing each step.

In response to this comment, the Company included a detailed plan of operation as requested.

Liquidity and Capital Resources, page 29

12. We note your response to comment 20 in our letter dated May 2, 2011; however, we reissue the comment in part.  As previously requested, please revise this section to provide your assessment of the accessibility of, and risks to accessing, needed capital since you plan to fund operations through debt and/or equity financing arrangements and that you do not have any formal commitments for the sales of stock or advancement or loan of funds at this time.

In response to this comment, the Company provided its assessment of the accessibility and risks related to capital fundraising as requested.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

13. We note your response to comment 26 in our letter dated May 2, 2011.  As previously requested, please revise your financial statement footnote disclosures to describe the nature of the restrictions on your restricted cash balances.  Please also tell us how you considered the nature of the restrictions in deciding to classify changes in restricted cash balances within cash flows from operating activities in your Statement of Cash Flows.

In response to this comment, the Company refers to the Commission to our response to comment four, wherein the Company states that the cash balance, previously classified as Restricted Cash, is more accurately classified as Cash and Cash Equivalents.  Because of this reclassification, the Company has no need to discuss restricted cash.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

14. Please have your independent registered public accountants revise their consent to refer to the Form S-1/A.

In response to this comment, the Company has obtained the updated consent and included it with the Form S-1/A.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

Carolyne S. Johnson
Enclosure (Acknowledgment by the Company)